UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2021

Commission File Number: 001-39810

IDEX Biometrics ASA

(Translation of registrant’s name into English)

Dronning Eufemias gate 16

Oslo, Norway

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Changes of Officers

On April 21, 2021, IDEX Biometrics ASA (the “Company”) announced the appointment of James A. Simms as its Chief Financial Officer, effective April 26, 2021. Mr. Simms will also serve as the Company’s principal financial officer and principal accounting officer.

As previously disclosed, Erling Svela, VP of Finance of the Company, will become interim Chief Financial Officer effective April 24, 2021. Mr. Svela will return to his role as VP of Finance concurrent with Mr. Simms’ appointment.

On April 21, 2021, the Company issued a press release regarding Mr. Simms’ appointment. A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

The information with respect to Changes of Officers contained in this Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-254083) of the Company (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Other Events

On April 21, 2021, the Company published its Norwegian Annual Report for the year ended December 31, 2020 (the “Norwegian Annual Report”) and distributed a notice of its annual general meeting (“AGM Notice”), which includes a form of proxy (“Form of Proxy”)..

The Norwegian Annual Report and AGM Notice are furnished herewith as Exhibits 99.2 and 99.3, respectively, to this Report on Form 6-K.

The information with respect to Other Events contained in this Report on Form 6-K and Exhibits 99.2 and 99.3 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, unless expressly set forth by specific reference in such a filing.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated April 21, 2021

99.2	Annual Report for the year ended December 31, 2020

99.3	Notice of Annual General Meeting, including Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IDEX BIOMETRICS ASA

Date: April 22, 2021	By:	/s/ Vincent Graziani
Name: Vincent Graziani
Title: Chief Executive Officer